Filed Pursuant to Rule 253(g)(2)

File No. 024-12289

SUPPLEMENT NO. 1 DATED AUGUST 21, 2023

TO THE OFFERING CIRCULAR DATED AUGUST 4, 2023

MASTERWORKS VAULT 3, LLC

This Supplement No. 1 dated August 21, 2023 (this “Supplement”), supplements, and should be read in conjunction with, the Offering Circular of Masterworks Vault 3, LLC dated August 4, 2023 and qualified on August 17, 2023 (“Post-Qualification Amendment No. 1”), which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on June 27, 2023 and qualified on July 28, 2023, as further amended and supplemented (together, the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement is to replace certain information relating to the Artwork held by Series 373 that was included in error in Post-Qualification Amendment No. 1. In particular:

The following disclosure is deleted in its entirety from the “Description of Business - The Series - Series 373” section on page 69 of Post-Qualification Amendment No. 1:

●	As of August 4, 2023, examples similar in period, scale, and composition to the Artwork, have sold in excess of $2.6 million at auction and include examples such as: Running Scared (2010), which sold for $2,601,000 at Sotheby’s, New York, on March 9, 2023, There’ll Be Bluebirds (2019), which sold for £3,502,500 ($4,818,736) at Christie’s, London, on October 15, 2021, and Unfurl the Flag (2013), which sold for HKD 25,585,000 ($3,286,828) at Sotheby’s, Hong Kong, on October 9, 2021.

The following disclosure is added under the section “Description of Business - The Series - Series 373” beginning on page 69 of Post-Qualification Amendment No. 1:

●	As of August 21, 2023, auction records for paintings similar in scale and composition, include: Untitled (2016-2017), which sold for $661,500 at Sotheby’s New York on November 17, 2022, and The Fox and Geese (2008-2011), which was executed during a slightly earlier period, and sold for $613,172 (HKD 4,773,000) at Sotheby’s Hong Kong on October 10, 2021.

Except as set forth in this Supplement, the Offering Circular remains unchanged.